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                                                                   EXHIBIT 99(a)

(DUSA(R) LOGO)
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC.(R)
FOR RELEASE AT 7:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS THIRD QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. NOVEMBER 4, 2005 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the third quarter ended September 30, 2005.

CORPORATE HIGHLIGHTS

Levulan(R) Kerastick(R) sales to end-users totaled 20,286 and 69,162 for the three and nine month periods ended September 30, 2005, respectively, including 17,766 and 59,172, respectively, in the United States, and 2,520 and 9,990, respectively, sold by Coherent-AMT, our Canadian marketing and distribution partner. This represents an increase in total sales from 20,196 and 50,160 Kerastick(R) units sold in the three and nine month periods ended September 30, 2004, respectively, including 18,870 and 46,926, respectively, in the United States and 1,326 and 3,234, respectively, sold in Canada.

The net number of BLU-U(R) units placed in doctors' offices during the quarter was 98, consisting of 76 in the United States and 22 in Canada. As of the end of Q3 2005, there were 1,215 units in doctor's offices, consisting of 1,037 in the United States and 178 in Canada, as compared with 914 units in doctors' offices at December 31, 2004, consisting of 813 in the U.S. and 101 in Canada.

At quarter-end, the sales team consisted of 28 employees, including 24 sales representatives and 4 regional managers. As announced previously, during the quarter, the Company eliminated 14 staff positions, representing 16% of the workforce, to align headcount more closely with management's assessment of its resource requirements at this time. These workforce reductions were made across all headquarters functions of the Company. As a result of these actions, the Company recorded a restructuring charge of approximately $150,000, and expects that future operating costs will be reduced by approximately $1.4 million on an annualized basis.

During the quarter, DUSA continued with its Phase II clinical trials on Levulan(R) PDT in the treatment of photodamaged skin and acne, reporting full accrual in both trials as of late September, 2005. Both trials are expected to be completed around year-end 2005/early 2006. We also continued the discovery phase of our lawsuit against the New England Compounding Pharmacy, alleging violations of United States patent law.

Subsequent to the end of the quarter, DUSA reported the publication and/or presentation of two important independent investigator studies related to the two dermatology conditions currently under clinical development by the Company. One was a DUSA supported study published in Archives of Dermatology comparing Levulan(R) with intense pulsed light (IPL) vs. IPL alone, for the treatment of photo-damaged skin, reporting that Levulan(R) combined with IPL resulted in statistically significant improvement (vs. IPL

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alone) in global photo-aging, mottled pigmentation, and fine lines. The other was an oral presentation by Dr. Macrene Alexiades of New York at the recent annual meeting of the American Society of Dermatologic Surgery, demonstrating complete clearance in 14 out of 14 patients with recalcitrant acne of the face using Levulan(R) combined with long pulse dye laser in combination with topical therapy.

Bob Doman, DUSA's President and COO, stated "Overall, we are pleased with our Q3 performance. U.S. Kerastick(R) unit sales increased over the prior quarter ended June 30, 2005, despite seasonal factors; our therapy continued to get increasing recognition among dermatologists; and our clinical trials continued to progress on schedule. As we continue to put the doctor inventory issues behind us, we look forward to the growing interest in our therapy leading to increased market penetration, especially with the higher reimbursement for our therapy announced for 2006, along with expected further legal progress against physicians and/or pharmacies that infringe, or induce infringement, of our patent rights by the use of compounded ALA for PDT."

FINANCIAL HIGHLIGHTS:

For the three months ended September 30, 2005, DUSA's net loss was ($3,608,000), or ($0.21) per common share, compared to a loss of ($2,975,000), or ($0.18) per common share for the comparable 2004 period. This increase in our year over year loss is primarily due to lower margins on the sales of our products; as well as higher general and administrative expenses, offset, in part, by lower research and development expenses.

Revenues for the three months ended September 30, 2005 were $2,392,000, compared to $2,011,000 in 2004 and were comprised of the following:

                                           THREE MONTHS ENDED
                                              SEPTEMBER 30,
                                               (UNAUDITED)
                                  ------------------------------------
                                                             INCREASE/
                                     2005         2004      (DECREASE)
                                  ----------   ----------   ----------
KERASTICK(R) PRODUCT REVENUES
   United States                  $1,630,000   $1,414,000    $216,000
   Canada                            176,000       85,000      91,000
                                  ----------   ----------    --------
      Total                        1,806,000    1,499,000     307,000

BLU-U(R) PRODUCT REVENUES
   United States                  $  462,000   $  432,000    $ 30,000
   Canada                            124,000       80,000      44,000
                                  ----------   ----------    --------
      Total                          586,000      512,000      74,000
                                  ----------   ----------    --------
         Total Product Revenues   $2,392,000   $2,011,000    $381,000
                                  ==========   ==========    ========

The increase in 2005 Kerastick(R) revenues was driven mainly by an increase in our average net selling price, which increased to $89.02 during the current quarter from $74.20 for the comparable 2004 period. Third quarter 2005 end-user Levulan(R)

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Kerastick(R) net sales to physicians totaled 20,286 Kerastick(R) units, versus
20,196 in the third quarter of 2004. The increase in 2005 BLU-U(R) revenues was also driven by an increase in our average selling price, which increased to $6,915 during the current quarter from $4,972 for the comparable 2004 period. There were 82 units sold during the third quarter of 2005 versus 103 units in the comparable 2004 period. The decrease in BLU-U(R) units sold is due primarily to the implementation of a more focused sales strategy aimed at increasing Kerastick(R) sales volumes in existing accounts, as well as a decrease in our BLU-U(R) discount programs.

Total product gross margins for the three months ended September 30, 2005 were $1,085,000 or 45% as compared to $1,292,000 or 64% for the comparable 2004 period. Kerastick(R) margins decreased on a pure dollar value basis to $990,000 in the second quarter of 2005 from $1,195,000 in the comparable 2004 period, and on a percentage basis to 55% from 80%. This decrease in margin percentage is due to favorable manufacturing variances experienced during the quarter ended September 30, 2004 attributable to elevated Kerastick(R) production during the quarter. Our long-term goal is to achieve much higher gross margins on Kerastick(R) sales which will be significantly dependent on increased volume. BLU-U(R) gross margins were ($233,000) or (12%) for the current quarter versus $355,000 or 20% in 2004. The erosion on margin is directly attributable to the fact that in 2005 we sold newly purchased units with an associated production cost, whereas during the comparable 2004 period, we sold units which had a zero net book value due to inventory impairment charges recorded during 2002 following termination of an agreement with a marketing partner. The margin erosion is somewhat offset by an increase in the overall selling price per unit and a decrease in other BLU-U(R) product costs. Our short-term strategy is to approach break-even on device sales in an effort to drive Kerastick(R) sales volumes. However, our longer term goal is to move towards a reasonable profit margin on all device sales.

Total operating costs for the three months ended September 30, 2005 were $5,033,000 as compared to $4,618,000 in 2004. Research and development costs for the third quarter of 2005 decreased to $1,414,000 from $1,585,000 in the third quarter of 2004, as we continue to move forward with our Phase II clinical trials for use of Levulan(R) PDT in photodamaged skin and moderate to severe acne vulgaris.

Marketing and sales costs decreased to $1,804,000 in the second quarter of 2005 as compared to $1,835,000 for the second quarter of 2004. The decrease is mainly due to lower spending on tradeshows and outside consultants, offset in part by increased personnel-related costs as a result of expanding our sales force from 23 employees at September 30, 2004 to 28 employees at September 30, 2005, including sales management.

General and administrative costs increased to $1,664,000 in Q3 2005 as compared to $1,198,000 for Q3 2004. This increase is mainly attributable to increased legal and other professional fees; as well as increased general corporate expenses, including increased personnel related costs, as our business has expanded.

As of September 30, 2005, total cash, cash equivalents, and United States government securities, including long-term instruments, were $35,407,000, compared to $49,292,000 at the end of 2004. This decrease is primarily attributable to the funding of our operational expenses, most notably our marketing and sales and research and development efforts in support of our current and future products.

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

                                             SEPTEMBER 30,
                                                  2005       DECEMBER 31,
                                              (UNAUDITED)        2004
                                             -------------   ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                  $ 2,001,402     $ 2,928,143
   Marketable securities                       33,262,314      46,222,969
   Accounts receivable, net                       703,863         711,016
   Inventory, net                               2,068,738       1,417,160
   Other current assets                         1,863,860       1,472,692
                                              -----------     -----------
      TOTAL CURRENT ASSETS                     39,900,177      52,751,980
   Restricted cash                                143,353         140,764
   Property and equipment, net                  3,168,314       3,481,888
   Deferred charges and other assets              240,454         276,256
                                              -----------     -----------
TOTAL ASSETS                                  $43,452,298     $56,650,888
                                              ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses      $ 3,251,017     $ 3,722,716
   Deferred revenue                               419,415         230,715
                                              -----------     -----------
      TOTAL CURRENT LIABILITIES                 3,670,432       3,953,431
   Other Liabilities                              202,706         190,439
                                              -----------     -----------
TOTAL LIABILITIES                               3,873,138       4,143,870
TOTAL SHAREHOLDERS' EQUITY                     39,579,160      52,507,018
                                              -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $43,452,298     $56,650,888
                                              ===========     ===========

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED SEPTEMBER 30,
                                                                    (UNAUDITED)
                                                         --------------------------------
                                                                2005          2004
                                                            -----------   -----------
   Kerastick(R) Product Revenues, net                       $ 1,806,135   $ 1,498,514
   BLU-U(R) Product Revenues, net                               586,109       512,105
                                                            -----------   -----------
PRODUCT REVENUES, NET                                         2,392,244     2,010,619

   Kerastick(R) Cost of Product Revenues and Royalties          816,182       303,091
   BLU-U(R) Cost of Product Revenues                            491,251       415,077
                                                            -----------   -----------
COST OF PRODUCT REVENUES AND ROYALTIES                        1,307,433       718,168
                                                            -----------   -----------
TOTAL MARGIN                                                  1,084,811     1,292,451
                                                            -----------   -----------
OPERATING COSTS
   Research and development                                   1,414,428     1,585,099
   Marketing and sales                                        1,804,439     1,835,210
   General and administrative                                 1,663,697     1,197,707
   Restructuring                                                150,917            --
                                                            -----------   -----------
TOTAL OPERATING COSTS                                         5,033,481     4,618,016
                                                            -----------   -----------
LOSS FROM OPERATIONS                                         (3,948,670)   (3,325,565)
OTHER INCOME, NET                                               340,389       350,573
                                                            -----------   -----------
NET LOSS                                                    $(3,608,281)  $(2,974,992)
                                                            ===========   ===========
BASIC AND DILUTED NET LOSS PER COMMON SHARE                 $     (0.21)  $     (0.18)
                                                            ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING         16,930,746    16,855,504
                                                            ===========   ===========

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                   (UNAUDITED)
                                                         -------------------------------
                                                               2005           2004
                                                           ------------   ------------
   Kerastick(R) Product Revenues, net                      $  6,081,938   $  3,697,612
   BLU-U(R) Product Revenues, net                             1,907,036      1,744,720
                                                           ------------   ------------
PRODUCT REVENUES, NET                                         7,988,974      5,442,332

   Kerastick(R) Cost of Product Revenues and Royalties        2,641,170      1,222,963
   BLU-U(R) Cost of Product Revenues                          2,139,879      1,389,921
                                                           ------------   ------------
COST OF PRODUCT REVENUES AND ROYALTIES                        4,781,589      2,612,884
                                                           ------------   ------------
TOTAL MARGIN                                                  3,207,385      2,829,448
                                                           ------------   ------------
OPERATING COSTS
   Research and development                                   4,809,294      4,850,159
   Marketing and sales                                        6,885,755      4,901,813

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
   General and administrative                                 5,187,415      5,775,500
   Restructuring                                                150,917             --
                                                           ------------   ------------
TOTAL OPERATING COSTS                                        17,033,381     15,527,472
                                                           ------------   ------------
LOSS FROM OPERATIONS                                        (13,825,996)   (12,698,024)

OTHER INCOME, NET                                             1,059,982      1,125,291
                                                           ------------   ------------
NET LOSS                                                   $(12,766,014)  $(11,572,733)
                                                           ============   ============
BASIC AND DILUTED NET LOSS PER COMMON SHARE                $      (0.75)  $      (0.72)
                                                           ============   ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING         16,920,220     16,131,017
                                                           ============   ============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology. PDT and PD utilize light-activated compounds such as Levulan(R) to induce a therapeutic or detection effect. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expectations with respect to the reduction in operating costs, expectations regarding the completion of our clinical trials and beliefs with respect to increasing interest in our therapy and our progress with respect to enforcement of our patent rights. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the potential need to hire additional personnel, changing market and regulatory conditions, the clinical trial process, the maintenance of our patent portfolio, changes in our long and short term goals and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2004.

For further information contact:
D. GEOFFREY SHULMAN, MD, Chairman & and CEO or SHARI LOVELL, Director, Shareholder Services
Tel: 416.363.5059 Fax 416.363.6602
or visit www.dusapharma.com